Exhibit 10.17

[Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted by means of marking such portions with asterisks as the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.]

LICENSE AGREEMENT

This License Agreement (“Agreement”) is made and entered into as of the 30th day of April 2018, Pacific Standard time (the “Effective Date”) by and between Elpiscience Biopharmaceuticals, Inc., a Cayman Islands company having offices at Offices of Corporate Filing Services Ltd., 3rd Floor, Harbour Centre, George Town, P.O. Box 613, Grand Cayman KY1-1107, Cayman Islands (“Elpiscience”) and Inhibrx, Inc. (“Inhibrx”), a Delaware limited partnership with an address at 11099 North Torrey Pines Road, Suite 280, La Jolla, CA 92037. Elpiscience and Inhibrx are each referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, Inhibrx possess expertise in the research and development of protein therapeutics, and has developed a multivalent protein therapeutic directed to the biological target OX40, and has certain tangible and intellectual property related thereto; and

WHEREAS, Elpiscience wishes to obtain certain rights from Inhibrx to further develop, manufacture and commercialize such multivalent protein therapeutic directed to the biological target OX40 pursuant to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the amount and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1: DEFINITIONS

1.1.    “Affiliate(s)” of a Party means any entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Party. For purposes of this Section 1.1, “control” means (i) the direct or indirect ownership of fifty percent (50%) or more of the voting stock or other voting interests or interest in the profits of a Party, or (ii) the ability, by lawful means, to otherwise control or direct the decisions of board of directors or equivalent governing body of such Party.

1.2.    “CFDA” means the China Food and Drug Administration or any successor agency, including its provincial or local counterparts.

1.3.    “Combination Product” shall mean either (i) a single pharmaceutical formulation containing as active ingredients both a Licensed Molecule and one or more other therapeutically or prophylactically active ingredients, or (ii) a combination therapy comprised of a Licensed Product and one or more other therapeutically or prophylactically active products priced and sold in a single package containing such multiple products; in each case, in all dosage forms, formulations, presentations, and package configurations.

1.4.    “Confidential Information” means (i) all information and materials (of whatever kind and in whatever form or medium) disclosed by or on behalf of a Party to the other Party (or its designee) in connection with this Agreement during the Term, whether provided orally, electronically, visually, or in writing; (ii) all copies of the information and materials described in (i) above; and (iii) the existence and each of the terms and conditions of this Agreement. “Confidential Information” shall not include information and materials that a Party can demonstrate: (a) was known to the receiving Party, or in the public domain, at the time of its receipt by a Party, or which thereafter becomes part of the public domain other than by virtue of a breach of this Agreement; (b) was received without an obligation of confidentiality from a Third Party having the right to disclose, without restrictions, such information or materials; (c) was independently developed by the receiving Party without use of or reference to Confidential Information disclosed by the other Party; and (d) was released from the restrictions set forth in this Agreement by the express prior written consent of the disclosing Party. Notwithstanding the foregoing, specific Confidential Information will not fall under any of the foregoing exceptions solely because it is within the scope of more general disclosures within an exception. In addition, an exception will not apply to a combination of items merely because individual items fall within the exception.

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1.5.    “Control(s)” or “Controlled” means the possession by a Party, as of the Effective Date or during the Term, of (i) with respect to materials, data or information, physical possession or the right to such physical possession of those items, with the right to provide them to Third Parties; and (ii) with respect to intellectual property rights, rights sufficient to grant the applicable license or sublicense under this Agreement, without violating the terms of any agreement with any Third Party existing as of the Effective Date.

1.6.    “Covered” (or the like) means, with respect to a given Licensed Product, that the making, using, sale, offer for sale or import of such Licensed Product, but for ownership of, or a license granted under this Agreement, the relevant Patent would infringe a Valid Claim of such Patent in the country of use, sale, offer for sale or import on the date of such activity, or in the country of manufacture on the date of manufacture.

1.7.    “Effective Date” has the meaning set forth in the introductory paragraph of the Agreement.

1.8.    “Elpiscience Confidential Information” means Confidential Information disclosed or provided by, or on behalf of, Elpiscience to Inhibrx or its designee.

1.9.    “Field” means therapeutic or prophylactic use in humans.

1.10.    “Generic Product” means, with respect to a particular Licensed Product, and on a country-by-country basis, a product, other than a product that is developed, marketed or sold by a Party or its Affiliates, that is no longer Covered by a Valid Claim within the Inhibrx Patents in the relevant country and the active ingredient of which is a recombinant protein having the same amino acid sequence as the recombinant protein of such Licensed Product.

1.11.    “IND” means an investigational new drug application (IND) in the United States or clinical trial application (CTA) in the European Union or any comparable filing in any country of the Territory.

1.12.    “Inhibrx Confidential Information” means Confidential Information disclosed or provided by, or on behalf of, Inhibrx to Elpiscience or its designee.

1.13.    “Inhibrx IP” means any and all intellectual property (including Patents and rights in or to Know-How) owned or Controlled by Inhibrx or its Affiliate(s) that is necessary to make, have made, use, sell, offer for sale, or import Licensed Molecules or Licensed Products for use in the Field in the Territory.

1.14.    “Inhibrx Material” means any composition of matter, biological materials, assay, or other tangible materials Controlled by Inhibrx specific to the development or manufacture of the Licensed Molecule, excluding the Licensed Molecule and Licensed Products, and shall include cell lines expressing the Licensed Molecule.

1.15.    “Inhibrx Patent(s)” means a Patent within the Inhibrx IP.

1.16.    “Know-How” means any proprietary scientific or technical data, results, technology or information, in any tangible or intangible form, including techniques, technology, practices, trade secrets, discoveries, developments, inventions (whether patentable or not), methods, knowledge, assay development, chemical, pharmacological, toxicological and clinical test data and results, and analytical and quality control data, results, descriptions and reports, study protocols, formulas, specifications, dosage regimens, control assays, and manufacturing and quality control data and information.

1.17.    “Licensed Molecule” means the recombinant mono-specific, multivalent protein, known internally within Inhibrx as INBRX 106, that specifically binds to and modulates the biological target OX40, as further described on Appendix A.

1.18.    “Licensed Product” means any product containing a Licensed Molecule.

1.19.    “MAA” means a marketing authorization application or equivalent application, and all amendments and supplements thereto, filed with the applicable Regulatory Authority in any country in the Territory.

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1.20.    “Marketing Approval” means, with respect to a Licensed Product in a country or jurisdiction, the approvals, clearances or waivers (other than pricing approvals), if any, necessary for the marketing or commercialization of such Licensed Product in such country or jurisdiction.

1.21.    “Net Sales” means the gross amount invoiced by Elpiscience or its Affiliates or any of their sublicensees for the sale or other commercial disposition of a Licensed Product (in final form for end use) to a Third Party purchaser in a bona fide, arms-length transaction, less the following deductions to the extent directly applicable to such sales and as deducted from revenue:

(i)	reasonable and customary rebates, quantity, trade and cash discounts to customers actually allowed and properly taken and not exceeding [***] percent ([***]%) of the applicable gross invoiced amount;

(ii)

governmental and other rebates, chargebacks or administrative fees (or equivalents thereof) granted to managed health care organizations, pharmacy benefit managers (or equivalents thereof) or to national, federal, state, provincial, local and other governments, their respective agencies, purchasers and reimbursers or to trade customers actually allowed and properly taken;

(iii)	retroactive price reductions, credits or allowances actually granted upon rejections, destruction or returns of such Licensed Product, including for recalls or damaged goods;

(iv)	reasonable freight, postage, shipping and insurance charges actually allowed or paid for delivery of such Licensed Product, to the extent included in the gross sales price; and

(v)	sales taxes, excise taxes, use taxes, import/export duties or other governmental charges actually due or incurred with respect to such sales, including value-added taxes, to the extent applicable.

Any of the above deductions shall be permitted only if incurred in the ordinary course of business in type and amount consistent with good industry practice and determined in accordance with generally accepted accounting principles on a basis consistent with Elpiscience’s audited consolidated financial statements.

In the case of any sale or other disposal of any Licensed Product other than an invoiced sale in an arm’s length transaction exclusively for money, Net Sales shall be calculated as above on the fair market value of the Licensed Product.

If Licensed Product is a Combination Product, the Parties shall meet approximately one (1) year prior to estimated commercial launch of such Combination Product to negotiate in good faith and agree to an appropriate adjustment to Net Sales, on a country-by-country basis, to reflect the relative significance of the Licensed Compound, or Licensed Product that is part of the Combination Product, and the other pharmaceutically or prophylactically active ingredient(s) contained in the Combination Product.

If the parties are unable to agree upon an adjustment to Net Sales, on a country-by country basis, within sixty (60) days of first meeting, then Net Sales for such Combination Product shall be calculated by multiplying the gross sales invoiced for such Combination Product by the fraction A/(A+B), where “A” is the average gross amount invoiced in the applicable country for the applicable calendar quarter for the Licensed Product sold separately and “B” is the average gross amount invoiced in the applicable country for the applicable calendar quarter for the other active ingredient(s) or product(s) sold separately.

In the event that the Licensed Product is not sold separately, the appropriate adjustment to Net Sales on a country-by-country basis to account for the combination shall be determined by binding arbitration conducted by one (1) arbitrator. In such arbitration, the arbitrator shall be an independent expert in worldwide marketing in the pharmaceutical industry mutually acceptable to the Parties.

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1.22.    “Patent(s)” means a patent or a patent application, including any additions, divisions, continuations, continuations-in-part, pipeline protection, invention certificates, substitutions, reissues, reexaminations, extensions, registrations, patent term extensions, supplementary protection certificates and renewals of any of the above.

1.23.    “Person” means any person or entity, including any individual, trustee, corporation, partnership, trust, unincorporated organization, limited liability company, business association, firm, joint venture or governmental agency or authority.

1.24.    “Prosecution” means, with respect to a Patent, preparing, filing, prosecuting and maintaining such Patent, including any interference and opposition proceedings, reissue, post-grant reviews, inter partes review, re-examination and applications for patent term extensions, and all appeals or petitions to any agency, board or court related to any of the foregoing. When used as a verb, “Prosecute” means to engage in Prosecution.

1.25.    “Qualified Financing” means the issue, sale or granting of a right to purchase the shares, membership units, securities or other interest in the operations or profits of Elipscience or its Affiliates, or convertible into or exchangeable for such, with gross proceeds to Elipscience or its Affiliates (in aggregate) of not less than $10,000,000 (with or without additional consideration).

1.26.    “Regulatory Authority” means any governmental authority for any country or countries involved in granting approvals for the development, marketing and/or sale of a Licensed Product in such country or countries, including the CFDA.

1.27.    “Regulatory Filing” means all applications, filings, submissions, approvals, licenses, registrations, permits, notifications and authorizations (or waivers) with respect to the development, manufacture or commercialization of any Licensed Molecule or Licensed Product made to or received from any Regulatory Authority in a given country, including any INDs and MAAs.

1.28.    “Territory” means Mainland China, Hong Kong, Macau and Taiwan.

1.29.    “Third Party” means a Person that is not a Party to this Agreement or an Affiliate of a Party to this Agreement.

1.30.    “Valid Claim” means a claim in an issued Patent that has not (i) expired or been canceled, (ii) been irretrievably abandoned, revoked, declared invalid or unenforceable by an unreversed and unappealable or unappealed decision of a court or other appropriate body of competent jurisdiction in such country, or (iii) been admitted by Inhibrx to be invalid or unenforceable through reissue, disclaimer or otherwise.

The definition of each of the following terms is set forth in the section of this Agreement indicated below:

Term	Section
Alleged Infringer	8.4.1
CMC Costs	6.2.2
Combination Product	1.3
Development Plan	4.3
Dispute	13.1
Elpiscience Indemnitee	11.2

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Elpiscience IP	8.2
Elpiscience Specific Claim	8.3.2
Elpiscience Territory Patent	8.3.1
Infringement Action	8.4.2
Inhibrx Development Know-How	3.1.1
Inhibrx Indemnitee	11.1
Joint Steering Committee or JSC	2.1
JSC Co-Chair	2.1.1
License	5.1
Losses	11.1
Milestone Payment	6.3
Patent Costs	8.3.3
Pharmacovigilance Agreement	4.8
Product Infringement	8.4.1
Royalty Payment	6.4
Royalty Term	6.4.2
Term	9.1

ARTICLE 2: GOVERANCE OF COLLABORATION

2.1.    Joint Steering Committee. Within thirty (30) days after the Effective Date, the Parties shall establish a committee (“Joint Steering Committee” or “JSC”) to coordinate and oversee the Parties exchange of information and materials pursuant and subject to the terms of this Agreement.

2.1.1    Composition of the JSC. The JSC shall consist of at least one (1) representative from each Party, but not more than three (3) representatives of any Party. A Party may change one or more of its JSC representative(s) from time to time in its sole discretion, effective upon written notice (which notice a Party may provide by email in accordance with Section 14.7) to the other Party of such change. Each Party shall designate one of its representatives as its primary JSC contact for JSC matters (such Party’s “JSC Co-Chair”). All representatives to the JSC shall be subject to confidentiality and nonuse restrictions substantively similar to those set forth herein.

2.1.2    JSC Co-Chairs. The Parties’ respective JSC Co-Chairs shall alternate on an annual basis (or as otherwise agreed) being responsible for the following: (i) scheduling JSC meetings and setting meeting agendas; (ii) calling emergency JSC meetings; and (iii) any additional responsibilities specified in the Agreement; provided, however, each Party has the right to schedule meetings, raise matters for discussion and put matters to a vote, whether or not such Party’s JSC Co-Chair is the then responsible JSC Co-Chair.

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2.1.3    JSC Meetings. One established, the JSC shall meet at least once every three (3) months while at least one Licensed Molecule or Licensed Product is in development or is being commercialized in the Territory, in accordance with a schedule agreed to by the Parties. The JSC may meet in person or by means of teleconference, Internet conference, videoconference or other similar communications equipment. A reasonable number of additional representatives of a Party may attend meetings of the JSC in a non-voting capacity with the prior written consent of the other Party, and provided that such invitees are bound by appropriate confidentiality obligations. Each Party shall bear its own travel, lodging and telecommunication expenses related to participation in and attendance at such meetings by its JSC or additional representatives.

2.1.4    Scope of JSC Oversight. Except as otherwise provided herein, the JSC shall be responsible for performing the following functions:

(a)    coordinate and oversee the transfer of Inhibrx Materials in accordance with Section 3.1;

(b)    coordinate and oversee the sharing of information in accordance with Section 3.1; and

(c)    review the initial Development Plan and proposed changes to the Development Plan.

For clarity, the JSC shall not have any authority beyond the specific matters set forth in this Section 2.1.4, including not having the authority to: (i) amend this Agreement, waive any breach of either Party under this Agreement, or terminate this Agreement; or (ii) make decisions or take any actions that are inconsistent with the terms of this Agreement.

2.2.    Decisions of the JSC. Each Party’s representatives to the JSC shall, collectively, have one (1) vote in all decisions within the JSC’s authority. The JSC shall attempt to make decisions by reaching agreement. In the event of a disagreement regarding any matter within the JSC’s authority under Section 2.1.4, either Party may refer such matter to the CEOs of the Parties (or the designees of the respective CEOs), who shall discuss such matter in good faith. If the CEOs or their designees, if applicable, are unable to resolve the matter within thirty (30) days after the date of such referral, then either Party may elect to resolve such matter as a Dispute pursuant to Article 13: .

2.3.    Minutes; Other Documentation. The JSC shall keep minutes of its meetings that record in writing all decisions made, action items assigned or completed and other appropriate matters. The responsibility for keeping meeting minutes shall alternate between the Parties, beginning with Elpiscience. Meeting minutes shall be sent to both Parties promptly after a meeting for review, comment and approval by each Party. A decision that may be made at a JSC meeting may also be made, without a meeting, if such decision is agreed to in writing (including by email) by each Party’s JSC Co-Chair (or its designee), provided that each Party’s writing clearly indicates that such decision is a formal decision by such Party’s JSC.

2.4.    Oversight Period of JSC. The activities to be performed by the JSC shall solely relate to governance under this Agreement and shall not involve the delivery of services. The JSC shall exist until there is no longer at least one Licensed Molecule or Licensed Product in development or being commercialized in the Territory.

ARTICLE 3: TRANSFER OF INHIBRX MATERIALS AND KNOW-HOW

3.1.    Transfer of Inhibrx Know-How and Inhibrx Materials.

3.1.1    Pre-Clinical and Manufacturing Know-How. During the Term, Inhibrx shall upon the reasonable request of Elpiscience, through the JSC, promptly provide Elpiscience with Know-How Controlled by Inhibrx in connection with Inhibrx’s (or its Affiliates) pre-clinical development or manufacturing of the Licensed Molecule, including process development data and information, manufacturing data and information, information and data on assays used in the manufacturing and validation process for the Licensed Molecule, and manufacturing cell

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banks, and pre-clinical toxicology information and data (“Inhibrx Development Know-How) that is reasonably necessary or useful for Elpiscience to perform its obligations under this Agreement or exercise its rights under the License; provided that Inhibrx shall not be obligated to provide Elpiscience with any tangible materials or clinical data other than as set forth below.

3.1.2    Inhibrx Materials. During the Term, Inhibrx shall upon the reasonable request of Elpiscience, as coordinated by the JSC, provide Elpiscience with reasonable quantities of those Inhibrx Materials, including assays and cell lines, created by or on behalf of Inhibrx in connection with Inhibrx’s (or its Affiliates) pre-clinical development or manufacturing of a Licensed Molecule. Elpiscience shall use the Inhibrx Materials consistent with the Licenses and other rights granted to Elpiscience under this Agreement.

3.1.3    Supply of Licensed Molecule by Inhibrx. Elpiscience (either itself or through its contract manufacturers) will be responsible, by itself or through a contract manufacturer organization, for the manufacture and supply of Licensed Molecules and Licensed Products for use in the Territory, which activities shall be in accordance with the License. Notwithstanding the foregoing, during the Term, Inhibrx shall upon the reasonable request of Elpiscience, through the JSC, discuss the supply by Inhibrx to Elpiscience of quantities of Licensed Molecule for Elpiscience’s, including Licensed Molecule manufactured under GMP conditions, use for the development of the Licensed Molecule in the Territory. Promptly following the Effective Date, the Parties will negotiate in good-faith a Supply Agreement, pursuant to which Inhibrx will supply to Elpiscience a defined quantity of Licensed Molecule (as bulk drug substance) solely for use by Elpiscience in accordance with this Agreement.

3.2.    Ownership. The Parties acknowledge and agree that (i) Inhibrx Development Know-How is and shall remain solely owned by Inhibrx and the Inhibrx Confidential Information; and (ii) Inhibrx Materials, together with all progeny and derivatives thereof, except as otherwise expressly provided under this Agreement, are and shall remain the property of Inhibrx. Licensed Molecule and Licensed Product manufactured by Elpiscience or for Elpiscience by its contract manufacturers pursuant to Elpiscience’s rights under this Agreement shall, as between the Parties, be owned by Elpiscience. Licensed Molecule and Licensed Product purchased by Elpiscience from Inhibrx or its Affiliates shall be made under a separate agreement, and ownership of such Licensed Molecule and Licensed Product shall be as set forth in such separate agreement.

3.3.    Warranty Disclaimer Regarding Materials. Inhibrx hereby represents that it has the rights and authority to provide the relevant Inhibrx Materials supplied to Elpiscience under this Agreement. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, THE INHIBRX MATERIALS SUPPLIED BY INHIBRX PURSUANT TO THIS AGREEMENT ARE OTHERWISE SUPPLIED IN “AS IS” CONDITION WITH NO WARRANTY, EXPRESS, IMPLIED OR STATUTORY, INCLUDING WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT, EXCLUSIVITY, OR FITNESS FOR A PARTICULAR PURPOSE. ANY MATERIAL DELIVERED PURSUANT TO THIS AGREEMENT IS UNDERSTOOD TO BE EXPERIMENTAL IN NATURE AND MAY HAVE HAZARDOUS PROPERTIES. ELPISCIENCE WILL HANDLE AND USE THE INHIBRX MATERIALS ACCORDINGLY.

3.4.    Restrictive Covenants on Materials. Elpiscience shall:

(a)    use the Inhibrx Materials, and any progeny or derivative thereof, in compliance with the Licenses;

(b)    use the Inhibrx Materials, and any progeny or derivative thereof, received from Inhibrx in compliance with applicable Laws; and

(c)    not use the Inhibrx Materials, or any progeny or derivative thereof, in human subjects; provided, that the foregoing shall not apply to Licensed Molecule and Licensed Product manufactured under current Good Manufacturing Practice (“cGMP”) process by or for Elpiscience and either (i) administered under an applicable IND or (ii) following, and in compliance with, Marketing Approval therefore, in each case consistent with the License.

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3.5.    Allocation of Liability. Elpiscience assumes all liability for damages that may arise from its handling, use, storage or disposal of the Inhibrx Materials and any progeny or derivative thereof. Inhibrx shall not be liable to Elpiscience for any loss, claim or demand made by Elpiscience, or made against Inhibrx by any Third Party, due to or arising from the handling, use, storage or disposal by Elpiscience of the Inhibrx Materials, or any progeny or derivative thereof, except to the extent caused by Inhibrx’s (i) breach of this Agreement, (ii) gross negligence or wilful misconduct or (iii) failure to abide by any applicable Law or regulation.

ARTICLE 4: DEVELOPMENT, COMMERCIALIZATION AND MANUFACTURE OF LICENSED PRODUCTS

4.1.    Diligence. Elpiscience shall use commercially reasonable efforts to (i) develop and seek Marketing Approval for at least one Licensed Product in each country of the Territory, and (ii) commercialize, in each county of the Territory, each Licensed Products for which Marketing Approval has been obtained.

4.2.    Rights of Elpiscience. As between the Parties, subject to the terms and conditions of this Agreement, including Section 4.3, and Inhibrx’s rights set forth in Section 5.3 and any other rights in Inhibrx IP not licensed to Elpiscience hereunder, Elpiscience shall have, at its expense, the sole right to develop, in the Territory, Licensed Molecules for use in the Field in the Territory, and to commercialize Licensed Products in the Field in the Territory. For clarity, all activities of Elpiscience to develop Licensed Molecules and Licensed Products, including all human clinical trials, shall be exclusively conducted in the Territory (unless otherwise agreed to by the Parties in writing) and all activities of Inhibrx and its Affiliates or other licensees to develop Licensed Molecules and Licensed Products, including all human clinical trials, shall be exclusively conducted outside the Territory (unless otherwise agreed to by the Parties in writing).

4.3.    Development Plan. Prior to any filing of an IND in the Territory by or on behalf of Elpiscience or any of its Affiliates or their respective sublicensees, the Parties shall agree to a written plan for the development and seeking of Regulatory Approval of Licensed Molecules and/or Licensed Products in the Territory (the “Development Plan”). The Development Plan shall, at a minimum, include the following information: (i) tumor type and stage’ of therapy; (ii) single agent and combinations dosed, control arms, and randomization; (iii) proposed dose and dosing intervals, including dose modifications and therapy for adverse events (including immune related adverse events); (iv) estimated number of patients (in each arm); (v) in and exclusion criteria, such as age, labs, co-morbidities, and/or previous therapies; and (vi) primary and secondary endpoints, including brief description of how such endpoints will be measured and evaluated. The initial proposed Development Plan, and any proposed change to the then existing Development Plan (other than a proposed change pursuant to Section 4.6), shall be submitted by Elpiscience to the JSC for the JSC’s review. The initial Development Plan and each proposed change to the Development Plan, shall require the agreement of the Parties (such agreement not to be unreasonably withheld, delayed or conditioned); except, if Inhibrx and its Affiliates and sublicensees have permanently ceased all development and commercialization of the Licensed Molecule and Licensed Products outside of the Territory, Elpiscience shall have the right to approve any change to the Development Plan to which the Parties cannot agree. Elpiscience and its Affiliates, and their respective sublicensees, shall conduct all development of Licensed Molecules and/or Licensed Products in accordance with the agreed to Development Plan.

4.4.    Provision of Data to Inhibrx. Upon the request of Inhibrx, Elpiscience will promptly provide Inhibrx or its designee, with all data and information, including manufacturing, regulatory and clinical data, generated by or on behalf of Elpiscience or its Affiliates or sublicensees with or related to the Licensed Molecule or a Licensed Product (and assist Inhibrx in putting such data and information in a form sufficient to Inhibrx to use such data and information development Licensed Molecules and Licensed Products outside the Territory, including in Regulatory Filings and for submission to Regulatory Authorities). Elpiscience and its Affiliates hereby grant, and any sublicense shall be required to grant, to Inhibrx a fully-paid up, sublicensable (through multiple tiers) and irrevocable right and license to use such information and data in the development, manufacture, seeking and maintaining regulatory approval, and/or commercialization of Licensed Molecules and Licensed Products for countries outside the Territory.

4.5.    Provision of Clinical Data to Elpiscience. Upon the request of Elpiscience, Inhibrx will promptly provide Elpiscience or its designee with clinical data generated with the Licensed Molecule or a Licensed Product, which data is Controlled by Inhibrx or its Affiliates (and assist Elpiscience in putting such data and information in a

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form sufficient to Elpiscience to use such data and information in the development Licensed Molecules and Licensed Products in the Territory, including in Regulatory Filings and for submission to Regulatory Authorities); provided (i) Elpiscience (or its designee) shall only be entitled to such clinical data provided that Elpiscience is conducting a corresponding clinical trial in the Territory under the Development Plan; and (ii) that the forgoing obligation shall only apply to Inhibrx or an Inhibrx Affiliate as long as Inhibrx or such Affiliate is controlled by or under common control (as defined in Section 1.1) of the same individual, group of individuals, entity, or group of entities as controls (as defined in Section 1.1) Inhibrx or such Affiliates as of the Effective Date. For example, the foregoing obligation shall not apply to a Third Party acquirer of Inhibrx or of an Inhibrx Affiliate, or any sublicesee of Inhibrx or an Inhibrx Affiliate.

4.6.    Inclusion of Territory in Inhibrx Sponsored Clinical Trials; Additional Patients in Develop Plan Trials.

4.6.1    Upon the request of either Party, the JSC will discuss, in good faith, the inclusion of a clinical trial site or sites in the Territory in any clinical trial of the Licensed Molecule sponsored by Inhibrx, its Affiliates or licensees (each a “Territory Trial Site”). Following any such request, the JSC shall, within thirty (30) days of such request, meet to discuss and review a proposed amendment to the Development Plan to incorporate into the Development Plan such Territory Trial Site (proposed by the Party seeking the inclusion of the Territory Trial Site) and to allocate responsibilities and costs for the Territory Trial Site. If, within sixty (60) days of such first JSC meeting regarding a particular Territory Trial Site, the JSC is unable to agree to an amendment to the Development Plan to include such Territory Trial Site, the matter shall be a Dispute and the Parties shall attempt to resolve such Dispute in accordance with Section 13.1. If such Dispute cannot be resolved pursuant to Section 13.1, then such Territory Trial Site may not be added to the Development Plan absent agreement of the JSC, and the provisions of Section 13.2 shall not be applicable to such Dispute (notwithstanding anything in this Agreement to the contrary).

4.6.2    Upon the request of Inhibrx, an Inhibrx Affiliate or licensee, the JSC will discuss, in good faith, the inclusion of additional numbers of subjects in any clinical trial that is part of the Development Plan (“Additional Subjects”), including to support Regulatory Filings outside of the Territory. Following any such request, the JSC shall, within thirty (30) days of such request, meet to discuss in good faith and review a proposed amendment to the Development Plan to incorporate into the Development Plan such Additional Subjects and to allocate responsibilities and costs for the Additional Subjects. If, within sixty (60) days of such first JSC meeting regarding the inclusion of certain Additional Subjects, the JSC is unable to agree to an amendment to the Development Plan to include such Additional Subjects, the matter shall be a Dispute and the Parties shall attempt to resolve such Dispute in accordance with Section 13.1. If such Dispute cannot be resolved pursuant to Section 13.1, then such Additional Subjects may not be added to the Development Plan absent agreement of the JSC, and the provisions of Section 13.2 shall not be applicable to such Dispute (notwithstanding anything in this Agreement to the contrary).

4.7.    Elpiscience Process Improvements. Elpiscience will provide Inhibrx with any improvements to the process or specifications for the manufacture, formulation or storage of the Licensed Molecule or Licensed Products, and provide reasonable assistance in the transfer of any such improvements, which shall include the transfer to Inhibrx or its designee of reasonable quantities of materials necessary or useful to evaluate and/or implement such improvements. Elpiscience and its Affiliates hereby grant, and any sublicensee shall be required to grant, to Inhibrx a non-exclusive, fully-paid up, sublicensable (through multiple tiers) and irrevocable right and license to such improvements for the development, manufacture, seeking and maintaining regulatory approval, and/or commercialization of Licensed Molecules and Licensed Products for countries outside the Territory. The foregoing shall be provided at no cost.

4.8.    Pharmacovigilance. Promptly following the Effective Date, the Parties shall enter into an agreement, on agreed terms, governing the process for the exchange of adverse event safety data, including, but not limited to, post-marketing spontaneous reports received by a Party or its Affiliates in order to monitor the safety of a Licensed Product and to meet reporting requirements with any applicable Regulatory Authority in the Territory and outside of the Territory (“Pharmacovigilance Agreement”).

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ARTICLE 5: LICENSE GRANTS

5.1.    License Grant to Elpiscience. Subject to the terms and conditions of this Agreement, Inhibrx hereby grants to Elpiscience an exclusive, non-transferable (except in accordance with Section 14.1) license, including the right to grant sublicenses in accordance with Section 5.2, under the Inhibrx IP to make, have made, use, sell, offer for sale, and import Licensed Molecules (i) to develop Licensed Products, in accordance with the Development Plan, for use in the Field in the Territory; and (ii) to market, sell and otherwise commercialize in the Territory Licensed Products for use in the Field in the Territory (the “License”). For clarity, the License includes the right to make, have made, use, sell, offer for sale, or import Licensed Molecules as part of a Licensed Product. The License does not include access to or rights under any generally applicable protein production, engineering or enhancement technologies or intellectual property for the purpose of creating derivatives.

5.2.    Right to Sublicense. Elpiscience may grant sublicenses (including the right to grant further sublicenses) under the License it receives under Section 5.1 to any of its Affiliates or any Third Party without the prior written consent of Inhibrx, provided that: (i) each sublicense is in writing and its terms are consistent with the terms and conditions of this Agreement and Inhibrx is provided notice of each such sublicense; (ii) Elpiscience shall be responsible to Inhibrx for the performance of its sublicensees; (iii) any act or omission by a sublicensee that would be a breach of this Agreement had it been performed (or not performed) by Elpiscience shall be treated as a breach of this Agreement by Elpiscience; and (iv) upon request, Elpiscience will provide Inhibrx a copy of any such sublicense, at Elpiscience’s option reasonably redacted, to permit Inhibrx to assess such sublicenses compliance with the terms and conditions of this Agreement. Elpiscience shall remain primarily responsible to Inhibrx for its obligations, including payment obligations pursuant to Article 6: , under this Agreement.

5.3.    Grant-Back to Inhibrx.

5.3.1    Subject to the terms and conditions of this Agreement, Elpiscience hereby grants Inhibrx a royalty-free, worldwide non-exclusive research license, without the right to grant sublicenses, under the Elpiscience IP to conduct its internal research and development programs. For clarity, the license granted to Inhibrx pursuant to this Section 5.3 does not include the right to sell, offer for sale or otherwise commercialize a Licensed Molecule or Licensed Product in contravention of the exclusive license granted to Elpiscience in Section 5.1.

5.3.2    Subject to the terms and conditions of this Agreement, Elpiscience hereby grants Inhibrx a non-exclusive, royalty-free, fully paid-up, irrevocable right and license (with the right to grant and authorize sublicenses) under the Elpiscience IP to: (i) use, offer for sale, sell, and import Licensed Molecules and Licensed Product outside the Territory, (ii) make, have made and export Licensed Molecules and Licensed Product inside and outside the Territory solely for use, offer for sale, or sale outside the Territory; and (iii) to conduct and Territory Trial Site as agreed pursuant to Section 4.6.1.

5.4.    No Implied Licenses. Except as expressly set forth in this Agreement, nothing contained in this Agreement shall be construed as conferring to Elpiscience, by implication, estoppel, or otherwise, any option, license or right under any Inhibrx IP or any other Patents or other intellectual property rights held by Inhibrx and nothing contained in this Agreement shall be construed as conferring to Inhibrx, by implication, estoppel, or otherwise, any option, license or right under any Elpiscience IP or any other Patents or other intellectual property rights held by Elpiscience.

ARTICLE 6: PAYMENTS

6.1.    Upfront Payment. In consideration of the grant of the License, and its other rights under this Agreement, Elpiscience shall pay Inhibrx the following non-creditable, non-refundable fees:

(a)    One Million Dollars (US$1,000,000) within five (5) days after the Effective Date; and

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(b)    One Million Five Hundred Thousand Dollars (US$1,500,000) on the earlier of: (i) November 1, 2018 and (ii) within five (5) days of Qualified Financing.

6.2.    Reimbursement of Certain Costs.

6.2.1    Toxicology Study Costs. Elpiscience shall pay Inhibrx the following non-creditable, non-refundable amounts within thirty (30) days after the Effective Date:

Description	Amount
CFDA specific IND toxicology study costs	$	[***	]
Share of IND enabling toxicology study costs	$	[***	]

6.2.2    CMC Costs. Elpiscience shall reimburse Inhibrx for costs and expenses incurred by Inhibrx and its Affiliates, including third party contractor and services provider costs, in connection with the generation and preparation of chemistry, manufacturing and control data for the Territory, including (i) manufacturing process development records, (b) records of all procedures necessary for manufacture, testing, storage and shipment, and (c) records of sourcing and testing of all raw materials and components used in manufacture (“CMC Costs”). Inhibrx shall provide Elpiscience with a written invoice of CMC Costs, and Elpiscience shall pay such invoices within thirty (30) days of receipt.

6.3.    Milestone Payments. Elpiscience will pay Inhibrx the following non-refundable, non-creditable “Milestones Payments” upon the achievement of the corresponding milestone event by or on behalf of Elpiscience, its Affiliates or any of their sublicensees with a Licensed Product:

6.3.1    Development & Regulatory Milestones

Milestone Event	Payment Amount

First approval, clearance or waiver to initiate a human clinical trial in the Territory (or in any country for a trial in which Elpiscience is participating or from which Elpiscience has requested data pursuant to Section 4.5)

	$	[***	]

First dosing of first patient in a Phase 3 (or pivotal/registration) trial in the Territory (or in any country for a trial in which Elpiscience is participating or from which Elpiscience has requested data pursuant to Section 4.5)

	$	[***	]
First Marketing Approval in the Territory	$	[***	]

6.3.2    Commercial Milestones.

Milestone Event	Payment Amount
First occurrence of aggregate calendar year Territory Net Sales reaching $[***]	$	[***	]
First occurrence of aggregate calendar year Territory Net Sales reaching $[***]	$	[***	]
First occurrence of aggregate calendar year Territory Net Sales reaching $[***]	$	[***	]

6.3.3    Multiple Milestone Payments. With respect to Licensed Products, each Milestone Payment shall be paid only the first time that a Licensed Product achieves such milestone. Elpiscience shall give Inhibrx prompt

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notice of the achievement of each milestone event. All Milestone Payments shall be made within thirty (30) days following Elpiscience’s achievement of the corresponding milestone.

6.3.4    Skipped Milestone Events. If any Milestone Payment triggering event is skipped for a particular Licensed Product, the Milestone Payment that would otherwise have been due for such skipped Milestone Payment triggering event shall be due and payable on the occurrence of the next to occur Milestone Payment triggering event for such Licensed Product.

6.4.    Royalties.

6.4.1    Royalty Rates Prior to Generic Product Commercialization. On a Licensed Product-by-Licensed Product and country-by-country basis, subject to Sections 6.4.2, 6.4.3 and 6.4.4, Elpiscience shall pay Inhibrx a percentage of Net Sales of such Licensed Products in the Territory (“Royalty Payment”) based on the following royalty rates:

(i)	[***]% of aggregate Territory calendar year Net Sales up to and including US$[***];

(ii)	[***]% of aggregate Territory calendar year Net Sales greater than US$[***] and up to and including US$[***]; and

(iii)	[***]% of aggregate Territory calendar year Net Sales greater than of US$[***].

6.4.2    Royalty Term. The obligation to make a Royalty Payment, on a Licensed Product-by-Licensed Product and country-by-country basis, shall commence upon the first commercial sale of such Licensed Product in such country, and shall expire upon the later of: (i) the date there is no longer a Valid Claim Covering such Licensed Product in such country, and (ii) the date that is twelve (12) years after the first commercial sale of such Licensed Product tin such country (the “Royalty Term”).

6.4.3    Royalty Reduction Following Generic Product Commercialization. On a Licensed Product-by-Licensed Product and country-by-country basis, during any period during the Royalty Term which a Generic Product of such Licensed Product is lawfully being sold in such country and Net Sales of such Licensed Product subsequently decrease in such country for two consecutive calendar quarters by more than [***] percent ([***]%) from the level of Net Sales achieved prior to the such sale of such Generic Product in such country, the royalty rate owed to Inhibrx shall be reduced by [***] percent ([***]%) in such country (also a “Royalty Payment”).

6.4.4    Offset of Third Party Royalty Payments. In the event that Elpiscience obtains a license under a patent owned or controlled by a Third Party, which patent claims the composition of matter of the Licensed Molecule (other than via a product-by-process claim), and which patent Elpiscience believes, in good faith is valid and enforceable, then royalty payments owed to Inhibrx on Licensed Product containing such Licensed Molecule (on a product-by-product and country-by-country basis) shall, subject to Section 6.4.5, be reduced by [***] percent ([***]%) of the amount of royalty payments paid to such Third Party by Elpiscience for such license under such patent; provided that such reduction cannot in any calendar quarter reduce royalties due to Inhibrx under this Agreement by more than [***] percent ([***]%).

6.4.5    Limitation of Royalty Reductions. In no event (as result of either or both of the royalty reductions allowable under Section 6.4.3 and/or 6.4.4) shall the total amount of royalties owed with respect to any Licensed Product in any calendar quarter be reduced by more than [***] percent ([***]%) of the royalty rates in Section 6.4.1.

6.4.6    Parties Shared Intent with Royalty Structure. The Parties acknowledge and agree that the Royalty Payments (including the royalty rates and term for such Royalty Payments) are in consideration for the licenses and rights granted by Inhibrx to Elpiscience with respect to both the Patents and Know-How, the provision of the materials and the sequence of the Licensed Molecule, and have been agreed to by the Parties for the purpose of

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reflecting and advancing their mutual convenience, including the ease of calculation of such royalties and the payment of such royalties by Elpiscience to Inhibrx.

6.4.7    Challenge of Inhibrx Patents. During the Term of this Agreement, Elpiscience shall not, either itself or through or with a Third Party or any Affiliate, directly or indirectly, challenge the validity, patentability or enforceability of, or otherwise oppose, anywhere in the world and Inhibrx Patent. The Parties agree that breach of this provision is deemed a material breach of the Agreement.

6.4.8    No Authorization of Generic Products. Unless otherwise mutually agreed to by the Parties, Elpiscience shall not license or authorize, under any rights owned, controlled or licensed to Elpiscience, including any rights in or to any regulatory filings, Marketing Approvals or granted by a Regulatory Authority, a Third Party to develop, market or sell a Generic Product.

ARTICLE 7: PAYMENTS; REPORTING; AUDITS

7.1.    Royalty Reports and Payments. During the Term and following the first commercial sale of any Licensed Product, Elpiscience shall, within thirty (30) days after the end of each calendar quarter, provide Inhibrx a written report of the following information for such quarter: (i) the gross sales of such Licensed Product(s); (ii) all deductions and adjustments applied in the calculation of Net Sales of such Licensed Product(s); (iii) total Net Sales of Licensed Products sold in the Territory; (iv) the exchange rate used to convert Net Sales from the currency in which they are earned to United States dollars; and (v) the total payment due. If Elpiscience is reporting Net Sales for more than one Licensed Product, the foregoing information shall be reported on a Licensed Product-by-Licensed Product basis. Elpiscience shall pay all royalties due under this Agreement with respect to a quarter within thirty (30) days after the end of such quarter.

7.2.    Currency and Mode of Payment. Unless otherwise explicitly set forth in this Agreement with respect to a particular payment obligation, amounts paid under this Agreement shall be paid in U.S. dollars, in immediately available funds, by means of wire transfer to Inhibrx, or an Affiliate thereof, as instructed by Inhibrx, to an account identified by Sales outside of the United States shall be first determined in the currency in which they are earned and shall then be converted into an amount in United States dollars using the conversion rate reported by Reuters Ltd. on for the last day of the calendar quarter for which such payment is being determined.

7.3.    Late Payments. To the extent that any milestone, royalty or other amount due to Inhibrx under this Agreement is not paid in full on or before the due date, such outstanding amounts shall accrue interest from the date due at a rate of interest of [***]% above the three months LIBOR (as published in the Wall Street Journal, Eastern U.S. Edition on the due date) until the date such payment is made.

7.4.    Withholding Taxes. Neither Party shall treat their relationship under this Agreement as a pass through entity for tax purposes. All payments made under this Agreement shall be free and clear of any and all taxes, duties, levies, fees or other charges, except for withholding taxes. If applicable law requires withholding of any taxes imposed upon Inhibrx on account of any royalties paid under this Agreement, Elpiscience shall withhold such taxes, to the extent paid (and not refunded or reimbursed), as required by such law from such remittable royalty and timely pay such withheld taxes to the proper tax authorities. Elpiscience shall promptly secure official receipts of payment of any withholding tax and send such receipts to Inhibrx as evidence of such payment. Elpiscience shall reasonably cooperate with Inhibrx in the event Inhibrx claims exemption from such withholding or seeks deductions under any double taxation or other similar treaty or agreement from time to time in force.

7.5.    Records and Audits.

7.5.1    Records. Elpiscience shall keep complete and accurate records for each reporting period in which sales of Licensed Products occur, including records showing sales of Licensed Products and applicable deductions, in sufficient detail to enable the amounts payable hereunder (including royalties and milestones) and reports provided under Section 7.1 to be determined and verified. Such reports shall be kept for at least three (3) years from the end of the calendar quarter to which they relate.

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7.5.2    Audits.

(a)    Upon at least thirty (30) days prior written request of Inhibrx and not more than once in each one year period, Elpiscience shall permit an independent certified public accounting firm of nationally recognized standing selected by Inhibrx and reasonably acceptable to Elpiscience to have access, during normal business hours, to such of the records of Elpiscience and its Affiliates as may be reasonably necessary to verify the accuracy of royalty reports hereunder for any period ending not more than thirty-six (36) months prior to the date of such request; provided that if Inhibrx has timely commenced an audit with respect to any earlier time period and such audit shall be pending or its results disputed, Inhibrx shall have continued access to the records of such earlier time period. The accounting firm shall disclose to Inhibrx and Elpiscience in writing whether the royalty reports are correct or incorrect, the amount of any royalty discrepancy, as well as the calculation of the foregoing.

(b)    If such accounting firm identifies an underpayment made by Elpiscience, Elpiscience shall pay Inhibrx one hundred percent (100%) of the amount of such underpayment, plus applicable interest as set forth in Section 7.3, within ten (10) days of the date Inhibrx delivers to Elpiscience such accounting firm’s written report so concluding, or as otherwise agreed upon in writing by the Parties. Inhibrx shall pay the fees charged by such accounting firm; provided, however, if such audit uncovers an underpayment by Elpiscience that exceeds five percent (5%) of the total payment due for the period under audit, then Elpiscience shall pay the fees of such accounting firm whether previously paid by Inhibrx or then due. In the event that the accounting firm uncovers an overpayment by Elpiscience, then Elpiscience shall credit such overpayment against any royalty payments owing in the quarter following the quarter in which such audit was completed, and such future royalty payments to be adjusted accordingly on a carry-forward basis until such overpayment amount has been fully credited against future royalties owing to Inhibrx.

(c)    Elpiscience shall include in each sublicense granted by it pursuant to this Agreement a provision requiring the sublicensee to make reports to Elpiscience, to keep and maintain records of sales made pursuant to such sublicense and to grant access to such records by Inhibrx’s independent accountant to the same extent required of Elpiscience under this Agreement.

(d)    Inhibrx shall treat all financial information subject to review under this Section 7.5.2 or under any sublicense agreement in accordance with the confidentiality and non-use provisions of this Agreement. Prior to commencing any audits under this Section 7.5.2, Elpiscience may require the independent accounting firm to enter into a confidentiality agreement with Elpiscience or its Affiliates or sublicensees, as applicable, with obligations of confidentiality and non-use with respect to such information substantively similar to those in this Agreement.

ARTICLE 8: INTELLECTUAL PROPERTY

8.1.    Ownership of Inhibrx IP. As between the Parties, subject to License, Inhibrx owns all right, title and interest in and to the Inhibrx IP and Inhibrx Confidential Information.

8.2.    Elpiscience Conceived IP. All Know-How conceived by or on behalf of Elpiscience and/or its employees, consultants, contractors or agents (and not also jointly conceived by Inhibrx or any employee, consultant, contractor or agent of Inhibrx) as a result of Elpiscience’s exercise of the license granted to it in Section 5.1 and all intellectual property rights (including Patents) therein or thereto (“Elpiscience IP”) shall, as between the Parties, be solely owned by Elpiscience, subject to Section 5.3.2. Elpiscience shall have the sole right to Prosecute the Elpiscience IP.

8.3.    Prosecution of Patents.

8.3.1    Generally. As between the Parties, Inhibrx shall, subject to Sections 8.3.2 and 8.4, at its sole discretion and expense, have the right (but not the obligation) to Prosecute and enforce the Patents within the Inhibrx IP.

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8.3.2    Elpiscience’s Rights to Prosecute Patents. Inhibrx shall keep Elpiscience informed of all material developments in the Prosecution of Inhibrx Patents in the Territory that claim Licensed Molecules or Licensed Products (“Elpiscience Territory Patents”). Inhibrx will take into consideration Elpiscience’s reasonable comments related to the Prosecution of Elpiscience Territory Patents to the extent such comments are timely provided and it is reasonable to do so. Inhibrx shall Prosecute the Elpiscience Territory Patents in good-faith and use reasonable efforts to ensure that Prosecution of the Elpiscience Territory Patents does not negatively impact, in an unreasonable manner, the Prosecution, scope or validity of any claims to Licensed Molecules and/or Licensed Products (or methods of making or using Licensed Molecules and/or Licensed Products) (“Elpiscience Specific Claims”). If Inhibrx elects to cease Prosecution of any Elpiscience Territory Patent that contains any Elpiscience Specific Claim, it shall promptly notify Elpiscience in writing of such decision at least thirty (30) days before the date any action or payment is required in order to prevent the abandonment of rights to such Elpiscience Territory Patent, in which event Elpiscience shall have the right, but not the obligation, at its sole discretion and expense, to Prosecute only the Elpiscience Specific Claims in such Elpiscience Territory Patents in accordance.

8.3.3    Patent Costs. Elpiscience shall reimburse Inhibrx for all reasonable out-of-pocket costs incurred for Prosecution of the Elpiscience Territory Patents, including filing and maintenance fees and the cost of outside counsel (“Patent Costs”). Subject to the foregoing sentence, each Party shall be responsible for any costs it incurs in performing activities related to the Prosecution of the Elpiscience Territory Patents. For any costs that shall be borne by Elpiscience, Inhibrx shall provide Elpiscience with an invoice for Patent Costs incurred and Elpiscience shall pay undisputed invoice within thirty (30) days of receipt.

8.4.    Enforcement and Defense of Inhibrx Patents.

8.4.1    Infringement; Notice. Each Party shall give the other Party written notice of any actual or threatened infringement of any Inhibrx Patents by an unlicensed Third Party (an “Alleged Infringer”) through the making, having made, using, selling, offering for sale or importing of a Licensed Product in the Field in the Territory (a “Product Infringement”) within thirty (30) days after such Party has knowledge of such Product Infringement.

8.4.2    Infringement Action by Elpiscience. Elpiscience, upon notice to Inhibrx, shall have the first right to seek to abate any Product Infringement, including initiating and prosecuting any legal action with respect to such Product Infringement, (an “Infringement Action”), at its expense, and to control the defense of any declaratory judgment action relating to a Product Infringement. Inhibrx shall cooperate with Elpiscience (as may be reasonably requested by Elpiscience), including, if necessary, by being joined as a party. Elpiscience shall reimburse Inhibrx for its direct, out-of-pocket costs associated with Inhibrx’s above cooperation, as requested by Elpiscience. Elpiscience shall not enter into any settlement or compromise that would affect the scope, validity, enforcement, exclusivity or duration of any Inhibrx Patent or Inhibrx’s rights under this Agreement, or that would impose a financial obligation on Inhibrx, or impose any admission of guilt or liability on Inhibrx without Inhibrx’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

8.4.3    Infringement Action by Inhibrx. In the event that Elpiscience elects not to initiate, within ninety (90) days of a notice received or provided pursuant to Section 8.4.1, an Infringement Action or to prosecute such Infringement Action, if Inhibrx has a good faith belief that there is a Product Infringement, Inhibrx shall have the right to seek to abate such Product Infringement, including initiating an Infringement Action, and to control the defense of any declaratory judgment action relating to a Product Infringement, at its expense. At Elpiscience’s request, Inhibrx shall meet with Elpiscience in person to discuss the basis on which Inhibrx has a good faith belief that there is a Product Infringement. Such meeting shall take place with ten (10) Business Days of Elpiscience’s request at a place of business of Elpiscience or Inhibrx or another mutually agreeable location. Elpiscience shall cooperate with Inhibrx (as may be reasonably requested by Inhibrx), including, if necessary, by being joined as a party. Inhibrx shall reimburse Elpiscience for its direct, out-of-pocket costs associated with Elpiscience’s above cooperation, as requested by Inhibrx. Inhibrx shall not enter into any settlement of, or consent to an adverse judgment in, any Infringement Action brought under this Section 8.4.3 that would affect the scope, exclusivity or duration of any Elpiscience Specific Claim in any Inhibrx Patent or any of Elpiscience’s rights under this Agreement, or that would impose a financial obligation on Elpiscience, or impose any admission of guilt or liability on Elpiscience without Elpiscience’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

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8.4.4    Cooperation. In connection with any Infringement Action under this Section 8.4, Elpiscience and Inhibrx will reasonably cooperate and will provide each other with any information or assistance that either may reasonably request. Each Party shall keep the other informed of developments in any such action or proceeding, including, to the extent permissible by applicable Law, consultation on and approval of any settlement, the status of any settlement negotiations and the terms of any offer related thereto. Each Party shall have the right to be represented by counsel of its own choice at its own expense for any action set forth in this Section 8.4.

8.4.5    Recoveries. Any recovery obtained by either or both Elpiscience and Inhibrx in connection with or as a result of any Infringement Action contemplated by this Section 8.4, whether by settlement or otherwise, shall be shared in order as follows:

(a)    Each Party shall recoup all of its costs and expenses incurred in connection with such Infringement Action (on a pro-rata basis); and

(b)    The Party initiating such Infringement Action shall retain any remainder; except in the event Elpiscience is such Party, such remainder (i) representing compensation for lost sales, a reasonable royalty or lost profits shall be deemed Net Sales and subject to the royalty payments to Inhibrx under Section 6.4 and (ii) any remaining amount that represents additional damages (for example, enhanced or punitive damages) shall be [***] by the Parties.

ARTICLE 9: TERM AND TERMINATION

9.1.    Term. The term of this Agreement (the “Term”) shall commence on the Effective Date and, unless sooner terminated by mutual agreement or pursuant to any other provision of this Agreement, shall expire on a country-by-country basis upon the expiration of all payment obligations under Article 6: . Following expiration (but not termination) of this Agreement in a particular country, the licenses granted by Inhibrx to Elpiscience in Section 5.1 with respect to such Licensed Product in such country shall become fully paid-up and non-exclusive.

9.2.    Termination.

9.2.1    Material Breach. Either Party may terminate this Agreement for any material breach by the other Party, provided that the terminating Party gives the breaching Party written notice of such breach and the breach remains uncured after the expiration of sixty (60) days after such written notice was given. Any dispute as to whether a notice of termination pursuant to this Section 9.2.1 is proper, or whether a breach has occurred, is material or has been cured, shall be resolved under Article 13: . In such event, if the allegedly breaching Party is found to be in material breach, such breaching Party shall have thirty (30) days (or longer, as determined during the resolution of such dispute) to cure such material breach following the resolution of such dispute.

9.2.2    Bankruptcy. If either Party files for protection under bankruptcy laws, makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over its property, files a petition under any bankruptcy or insolvency act or has any such petition filed against it, in each case which is not discharged within one hundred twenty (120) days of the filing thereof, then the other Party may terminate this Agreement effective immediately upon written notice to such Party.

9.2.3    Termination for Convenience. Elpiscience may terminate this Agreement at any time, with or without cause, upon ninety (90) days advanced written notice to Inhibrx.

9.3.    Effect of Termination or Expiration.

9.3.1    In the event Elpiscience terminates this Agreement under Section 9.2.3, or lnhibrx terminates this Agreement under Section 9.2.1 or 9.2.2, the following shall apply:

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(a)    Within thirty (30) days after the effective date of termination, Elpiscience shall pay all amounts payable to Inhibrx hereunder that have accrued but have not been paid as of the effective date of termination with respect to each Licensed Product.

(b)    The License shall immediately terminate and Elpiscience shall have no further rights under this Agreement related to Licensed Molecules or Licensed Products. Upon Inhibrx’ s request, Elpiscience shall assign to Inhibrx all INDs, Marketing Approvals and other approvals or licenses from a Regulatory Authority to make, use, ship, or market Licensed Molecules and Licensed Products and Inhibrx shall have the right to, in its sole discretion, research, develop and commercialize all Licensed Molecules and Licensed Products, either by itself or with any Third Party, without regard to anything to the contrary in this Agreement. In addition, Inhibrx shall have the exclusive option to negotiate with Elpiscience, on terms and conditions that are commercially reasonable under the circumstances, for an exclusive license under all intellectual property Controlled by Elpiscience necessary to develop, manufacture and commercialize Licensed Molecules and Licensed Products. Inhibrx may exercise such option at any time after the date this Agreement terminates and prior to the date that is one hundred eighty (180) days after the date this Agreement terminates, by providing Elpiscience with written notice of its exercise of such option. Following receipt of such notice, the Parties will promptly meet to discuss in good faith and negotiate over a period of ninety (90) days the terms of such a license. Nothing herein shall be construed as obligating either Party to enter into any such agreement on terms and conditions that are not acceptable to it, and each Party shall have the right to unilaterally discontinue all discussions and negotiations with respect to such a transaction at any time after the end of such ninety (90)-day negotiation period and without obligation or liability to the other Party.

(c)    No later than thirty (30) days after the effective date of termination, Elpiscience shall return to Inhibrx (or, at the Inhibrx’s request, shall destroy) all of Inhibrx’s Confidential Information (including all copies thereof) in its possession or control; provided, however, that Elpiscience may retain one archival copy of the Inhibrx’ s Confidential Information in its confidential files solely for purposes of identifying its continuing obligations under this Agreement with respect thereto.

(d)    Elpiscience will cooperate in good-faith with Inhibrx, at Inhibrx’s request, to affect an orderly transition of all ongoing development (including any clinical trials), manufacturing and commercialization activities with respect to Licensed Molecules and Licensed Products.

(e)    No later than 30 days after the effective date of termination, Elpiscience shall return to Inhibrx (or, at Inhibrx’s request, shall destroy) all of the Inhibrx Materials (including all progeny or derivatives thereof) and all Licensed Molecules and Licensed Product that are remaining in Elpiscience’s possession or control (or to which Elpiscience has the right to obtain possession or control). In addition, Elpiscience shall provide Inhibrx with all Know-How Controlled by Elpiscience pertaining to such materials necessary or useful for Inhibrx to handle, store and use such materials and not already provided to Inhibrx.

9.3.2    In the event Elpiscience terminates this Agreement under Section 9.2.1 or 9.2.2, the following shall apply:

(a)    The License shall immediately terminate and Elpiscience shall have no further rights under this Agreement related to Licensed Molecules or Licensed Products.

(b)    No later than thirty (30) days after the effective date of termination, Elpiscience shall return to Inhibrx (or, at the Inhibrx’s request, shall destroy) all of Inhibrx’s Confidential Information (including all copies thereof) in its possession or control; provided, however, that Elpiscience may retain one archival copy of the Inhibrx’s Confidential Information in its confidential files solely for purposes of identifying its continuing obligations under this Agreement with respect thereto.

9.3.3    Termination or expiration of this Agreement, through any means and for any reason, shall not relieve the Parties of any obligation accruing prior thereto, including the payment of all sums due and payable, and shall be without prejudice to the rights and remedies of either Party with respect to any antecedent breach of any of the provisions of this Agreement.

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9.4.    Survival. Articles 1, 7, 11, 12, 13, and 14 and Sections 3.2, 3.5, 4.4, 4.5, 5.3, 5.4, 9.4, 10.3, and 10.4, shall survive expiration or termination of this Agreement for any reason.

ARTICLE 10: REPRESENTATIONS AND WARRANTIES

10.1.    Elpiscience Representations. Elpiscience hereby represents, warrants and covenants to Inhibrx that:

10.1.1    Elpiscience has the full right, power and authority, and has obtained all approvals, permits or consents necessary, to enter into this Agreement and to perform all of its obligations hereunder.

10.1.2    Elpiscience has not, prior to the Effective Date, entered into and shall not, following the Effective Date, enter into any agreement that conflicts with this Agreement or Elpiscience’s obligations hereunder.

10.2.    Inhibrx Representations. Inhibrx hereby represents and warrants the following to Elpiscience:

10.2.1    Inhibrx has the full right, power and authority, and have obtained all approvals, permits or consents necessary, to enter into this Agreement and to perform all of its obligations hereunder.

10.2.2    Inhibrx has not, prior to the Effective Date, entered into and shall not, following the Effective Date, enter into any agreement that conflicts with this Agreement or Inhibrx’s obligations hereunder.

10.2.3    Appendix B lists all Inhibrx Patents in the Territory that disclose the Licensed Molecule or Licensed Product or claim the composition of matter, manufacture or use of the Licensed Molecule or Licensed Product.

10.2.4    Inhibrx has not received any written notice from a Third Party that the development of the Licensed Molecule or Licensed Product conducted by Inhibrx prior to the Effective Date has infringed or misappropriated any intellectual property rights of any Third Party.

10.2.5    no claim or action has been brought or threatened in writing by any Third Party alleging that the Inhibrx Patents are invalid or unenforceable, and no Inhibrx Patent is the subject of any interference, opposition, cancellation or other protest proceeding, and all application, registration, maintenance and renewal fees in respect of the Inhibrx Patents required to be paid to maintain such Inhibrx Patents and due prior to the Effective Date (without possibility of extension) have been paid.

10.2.6    none of the inventions of Inhibrx or its Affiliates claimed in the Inhibrx Patents were developed with funding from any government such that the government in such jurisdiction has any march-in rights in or to any Inhibrx Patent or such that Inhibrx or its Affiliates would be subject to any compulsory licensing requirements on account of such funding.

10.3.    DISCLAIMER. THE WARRANTIES SET FORTH IN SECTIONS 10.1 AND 10.2 ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, VALIDITY, NON-INFRINGEMENT AND ALL SUCH OTHER WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

10.4.    LIMITATION ON DAMAGES. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL INHIBRX BE LIABLE FOR ANY SPECIAL, CONSEQUENTIAL OR INCIDENTAL DAMAGES (INCLUDING LOSS OF PROFITS) WHETHER BASED UPON BREACH OF WARRANTY, BREACH OF CONTRACT, NEGLIGENCE, STRICT TORT OR ANY OTHER LEGAL THEORY, EVEN IF THE PARTY IS ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE OR IF SUCH LOSS OR DAMAGE COULD HAVE BEEN REASONABLY FORESEEN.

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ARTICLE 11: INDEMNIFICATION

11.1.    Indemnification by Elpiscience. Elpiscience shall indemnify, defend and hold harmless each of Inhibrx its Affiliates, and their respective officers, directors, employees and agents (each, an “Inhibrx Indemnitee”) from and against any and all Third Party claims, suits, actions, demands liabilities, damages, loses, costs or expenses (including, reasonable attorneys’ fees and other expenses of litigation) (“Losses”) to the extent proximately resulting from to: (i) Elpiscience’s breach of this Agreement, including any representation or warranty; (ii) the manufacture, use, handling, storage, importation, exportation, sale, offer for sale, distribution or other disposition by any Elpiscience Indemnity or any Elpiscience Affiliate, sublicensee, subcontractor or distributor of Licensed Molecules and/or Licensed Products; (iii) the use by a Third Party of any Licensed Molecules and/or Licensed Products sold or otherwise provided by or on behalf of Elpiscience, its Affiliates, sublicensees, subcontractors or distributors; (iv) the negligence or willful misconduct by any Elpiscience Indemnitee or any Elpiscience Affiliate, sublicensee, subcontractor, or distributor; or (v) the failure by any Elpiscience Indemnitee, or any Elpiscience Affiliate, sublicensee, subcontractor, or distributor, to abide by any applicable law or regulation; except, in each case, to the extent such Losses result from: (a) the material breach by any Inhibrx Indemnitee of this Agreement, (b) the negligence or willful misconduct of any Inhibrx Indemnitee; or (c) the failure by any Inhibrx Indemnitee to abide by any applicable Law or regulation.

11.2.    Indemnification by Inhibrx. Inhibrx shall indemnify, defend and hold harmless each of Elpiscience its Affiliates, and their respective officers, directors, employees and agents (each, an “Elpiscience Indemnitee”) from and against any and all Losses to the extent proximately resulting from to: (i) Inhibrx’s breach of this Agreement, including any representation or warranty; (ii) the manufacture, use, handling, storage, importation, exportation, sale, offer for sale, distribution or other disposition by Inhibrx or any Inhibrx Affiliate, licensee, subcontractor or distributor of Licensed Molecules and/or Licensed Products; (iii) the use by a Third Party of any Licensed Molecules and/or Licensed Products sold or otherwise provided by or on behalf of Inhibrx, its Affiliates, licensees, subcontractors or distributors; and (iv) the negligence or willful misconduct by any Inhibrx Indemnitee; except, in each case, to the extent such Losses result from: (a) the material breach by any Elpiscience Indemnitee of this Agreement, (b) the negligence or willful misconduct of any Elpiscience Indemnitee; or (c) the failure by any Elpiscience Indemnitee to abide by any applicable law or regulation.

11.3.    Indemnification Procedures. Any Party entitled to indemnification under Section 11.1 or 11.2 shall promptly give notice to the indemnifying Party of any actual or potential Losses of which it becomes aware that may be subject to indemnification hereunder, but the failure or delay to so notify the indemnifying Party shall not relieve the indemnifying Party from any liability under Section 11.1 or 11.2 except to the extent that the indemnifying Party’s ability to defend against such Losses was actually prejudiced as a result of such failure or delay. The indemnifying Party shall have the right to assume and control the defense of such Losses (at its own expense) with outside counsel of its choice and reasonably satisfactory to the indemnified Party; provided, however, that the indemnified Party shall have the right to retain and be represented by its own counsel (at its own expense) in connection therewith. The indemnified Party shall, upon request, cooperate with the indemnifying Party and its legal representatives in connection with the investigation and defense of such Losses, including by providing or otherwise making available information in its possession with respect thereto. Neither Party shall settle or otherwise resolve any claim, suit, action, or demand related to any Losses without the prior written consent of the other Party, if such settlement or other resolution would (a) result in the admission of any liability or fault on behalf of the other Party or its indemnitees, (b) result in or impose any payment obligations upon the other Party or its indemnitees, (c) or subject the other Party to an injunction or otherwise limit the other Party’s ability to take any actions or refrain from taking any actions under this Agreement or otherwise.

11.4.    Insurance. Elpiscience shall obtain and maintain appropriate insurance with respect to its development, manufacture and commercialization activities hereunder, in types and amounts that are reasonable and customary in the Territory in the pharmaceutical and biotechnology industry.

ARTICLE 12: CONFIDENTIALITY

12.1.    Confidential Information. During the Term of this Agreement and for ten (10) years thereafter without regard to the means of expiration or termination: (i) Elpiscience shall not use, for any purpose other than the

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purpose of this Agreement, or reveal or disclose to any Third Party Inhibrx Confidential Information; and (ii) Inhibrx shall not use, for any purpose other than the purpose of this Agreement, or reveal or disclose to any Third Party Elpiscience Confidential Information. The Parties shall take reasonable measures to assure that no unauthorized use or disclosure is made by others to whom access to such information is granted.

12.2.    Exceptions. Notwithstanding the foregoing, a Party may use and disclose Confidential Information of the other Party as follows:

(a)    if required by applicable law, rule, regulation, government requirement and/or court order, provided, that, the disclosing Party promptly notifies the other Party of its notice of any such requirement and provides the other Party a reasonable opportunity to seek a protective order or other appropriate remedy;

(b)    to the extent necessary, to its Affiliates, directors, officers, employees, consultants under written agreements of confidentiality substantively similar to those set forth in this Agreement, who have a need to know such information in connection with such Party performing its obligations or exercising its rights under this Agreement.

12.3.    Certain Obligations. During the term of this Agreement and for a period of ten (10) years thereafter and subject to the exceptions set forth in Section 12.2, Inhibrx, with respect to Elpiscience Confidential Information, and Elpiscience, with respect to Inhibrx Confidential Information, agree:

(a)    to use such Confidential Information only for the purposes contemplated under this Agreement,

(b)    to treat such Confidential Information as it would its own proprietary information, and in no event with less than a reasonable standard of care,

(c)    to take reasonable precautions to prevent the disclosure of such Confidential Information to a Third Party without written consent of the other Party, and

(d)    to only disclose such Confidential Information to those employees, agents and permitted Third Parties who have a need to know such Confidential Information for the purposes set forth herein and who are subject to obligations of confidentiality no less restrictive than those set forth herein.

12.4.    Disclosures and Public Announcements. Neither Party shall issue any press release or other publicity materials, or make any public presentation with respect to the existence of, or any of the terms or conditions of, this Agreement without the prior written consent of the other Party. This restriction shall not apply to:

(a)    disclosures to a Party’s attorneys, advisors or investors on a need to know basis under circumstances that reasonably ensure the confidentiality thereof, and

(b)    any future disclosures required by law or regulation, including as may be required in connection with any filings made with, or by the disclosure policies of a major stock exchange, provided that the disclosing Party (i) use all reasonable efforts to inform the other Party prior to making any such disclosures and cooperate with the other Party in seeking a protective order or other appropriate remedy (including redaction) and (ii) whenever possible, request confidential treatment of such information.

12.5.    Termination. Upon termination, but not expiration, of this Agreement and upon the request of the disclosing Party, the receiving Party shall promptly return to the disclosing Party or destroy all copies of Confidential Information received from such Party, and shall return or destroy, and document the destruction of, all summaries, abstracts, extracts, or other documents which contain any Confidential Information of the other Party in any form, except that each Party shall be permitted to retain a copy (or copies, as necessary) of such Confidential Information for archival purposes or as required by any law or regulation.

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12.6.    Termination of Prior Agreements. As of the Effective Date, this Agreement supersedes the Confidentiality Agreement between Elpiscience and Inhibrx LP effective as of August 9, 2017. All “Confidential Information” (as defined in such confidentiality agreement) exchanged between the Parties thereunder relating to the subject matter of this Agreement shall be deemed Confidential Information hereunder and shall be subject to the provisions of Article 12: .

ARTICLE 13: ARBITRATION

13.1.    Disputes. This Agreement is made on the basis of mutual confidence, and it is understood that the differences, if any, during the life of this Agreement should freely be discussed between the two Parties. The Parties shall initially attempt in good faith to resolve any significant controversy, claim, or dispute arising out of or relating to this Agreement, or its interpretation, performance, nonperformance or any breach of any respective obligations hereunder (hereinafter collectively referred to as a “Dispute”) through negotiations between senior executives of Elpiscience and Inhibrx (or their respective designee). If the Dispute is not resolved within thirty (30) days (or such other period of time mutually agreed upon by the Parties) of commencing such face-to-face negotiations, or if the Party against which a claim has been asserted refuses to attend such negotiations or does not otherwise participate in such negotiations within thirty (30) days (or such other period of time mutually agreed upon by the Parties) from the date of notice of a Dispute, either Party may, by written notice to the other, invoke the provisions of Section 13.2.

13.2.    Arbitration. Subject to Sections 13.1 and 13.3, the Parties agree to resolve any Dispute exclusively through binding arbitration conducted in accordance with the JAMS International Arbitration Rules. The tribunal will consist of a sole arbitrator; provided that such arbitrator shall have had, by the time of the actual arbitration, at least ten (10) years of experience as an attorney and experience in the pharmaceuticals industry so as to better understand the legal, business and scientific issues addressed in the arbitration. The place of the arbitration will be San Francisco, CA, USA. The language to be used in the arbitral proceedings will be English. The Parties shall use all reasonable efforts to keep arbitration costs to a minimum. The parties shall maintain the confidential nature of the arbitration proceeding and the award, including the hearing, except as may be necessary to prepare for or conduct the arbitration hearing on the merits, or except as may be necessary in connection with a court application for a preliminary remedy, a judicial challenge to an award or its enforcement, or unless otherwise required by law or judicial decision. In any arbitration under this Agreement, the arbitrator shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the arbitration. If the arbitrator(s) determine a party to be the prevailing party under the circumstances where the prevailing party won on some, but not all, of its claims and counterclaims, the arbitrator(s) may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the arbitration.

13.3.    Subject Matter Exclusions. Notwithstanding the foregoing, the provisions of Sections 13.1 and 13.2 shall not apply to any Dispute relating to: (i) the determination of validity of claims, infringement or claim interpretation relating to a Party’s patents, trademarks or copyright; or (ii) any antitrust, anti-monopoly or competition law or regulation, whether or not statutory.

13.4.    Equitable Relief. Nothing in this Agreement shall be deemed as preventing the Parties from seeking injunctive relief (or other provisional remedy) from any court having jurisdiction over the Parties and the subject matter of the dispute as necessary to protect either Party’s interests.

ARTICLE 14: MISCELLANEOUS

14.1.    Assignment and Delegation. Neither this Agreement nor any right or obligation hereunder shall be assignable in whole or in part, whether by operation of law, or otherwise by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign or transfer its rights and obligations under this Agreement to a Person that succeeds to all or substantially all of that Party’s business or assets to which this Agreement pertains, whether by stock or asset sale, merger, operation of law or otherwise. In addition, Inhibrx may assign this Agreement, in whole or part, to an Affiliate. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties hereto and their respective successors and permitted assignees. Any transfer or assignment of this Agreement in violation of this Section 14.1 shall be null and void.

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14.2.    Entire Agreement. This Agreement contains the entire agreement between the Parties relating to the subject matter hereof, and all prior understandings, representations and warranties between the Parties are superseded by this Agreement.

14.3.    Amendments. Changes and additional provisions to this Agreement shall be binding on the Parties only if mutually agreed upon, laid down in writing and signed effectively by the Parties.

14.4.    Applicable Law. This Agreement shall be construed and interpreted in accordance with the laws of California, USA and all rights and remedies shall be governed by such laws without regard to principles of conflicts of law. Each party irrevocably agrees to submit to the exclusive jurisdiction of California courts over any claim or matter arising from or in connection with this Agreement or the legal relationships established by this Agreement. The United Nations Convention on Contracts for the International Sale of Goods will not apply to this Agreement. This provision shall operate without prejudice to either party’s ability to seek injunctive or other interlocutory relief in any court accepting jurisdiction in order to protect and enforce its intellectual property rights.

14.5.    Force Majeure. If the performance of this Agreement or any obligations hereunder is prevented, restricted or interfered with by reason of earthquake, fire, flood or other casualty or due to strikes, riot, storms, explosions, acts of God, war, or a similar occurrence or condition beyond the reasonable control of the Parties, the Party so affected shall, upon giving prompt notice to the other Parties, be excused from such performance during such prevention, restriction or interference, and any failure or delay resulting therefrom shall not be considered a breach of this Agreement.

14.6.    Severability. The Parties do not intend to violate any public policy or statutory common law. However, if any sentence, paragraph, clause or combination of this Agreement is in violation of any law or is found to be otherwise unenforceable, such sentence, paragraph, clause or combination of the same shall be deleted and the remainder of this Agreement shall remain binding, provided that such deletion does not alter the basic purpose and structure of this Agreement.

14.7.    Notices. All notices that are required or permitted hereunder shall be in writing in the English language and sufficient if (i) delivered personally, (ii) sent by internationally recognized express courier using a service which provides traceability of packages (e.g., Federal Express) or (iii) sent by registered or certified mail with postage prepaid and return receipt requested. Such Notices shall be addressed as follows:

Notices to Inhibrx:

Inhibrx, Inc.

North Torrey Pines Road, Suite 280

La Jolla, CA 92037

Attention: [***]

Telephone: [***]

Notices to the Elpiscience:

Elpiscience Biopharmaceuticals, Inc.

Offices of Corporate Filing Services Ltd., 3rd

Floor, Harbour Centre, George Town, P.O.

Box 613, Grand Cayman KY1-1107, Cayman

Islands

With a copy to:

Elpiscience Biopharma, Ltd

781 Cailun Road, Suite 501

Pudong District

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Shanghai, China 201203

Attention: [***]

Telephone: [***]

Either Party may change its address for notices at any time by sending written notice to the other Party in accordance herewith (which notice a Party may provide by email in accordance with this Section 14.7). Any such notice shall be deemed to have been given: (i) when delivered, if personally delivered on a business day (or if delivered or sent on a non-business day, then on the next business day); (ii) on the business day of confirmed delivery, if sent by internationally recognized express courier (or if delivered or sent on a non-business day, then on the next business day); or (iii) on the date actually received, if sent by mail. Notwithstanding the foregoing, any notice that a Party is required or permitted to make hereunder that may, pursuant to the explicit terms of this Agreement, be transmitted via email will be deemed sufficiently delivered if transmitted via email to the other Party’s Project Leader with a copy to [***] and [***]. Any notice delivered via email pursuant to the preceding sentence shall be deemed to have been given when transmitted on a business day (or if delivered or sent on a non-business day, then on the next business day).

14.8.    Independent Contractor. Nothing herein shall create any association, partnership, joint venture, fiduciary duty or the relation of principal and agent between the Parties hereto, it being understood that each Party is acting as an independent contractor, and neither Party shall have the authority to bind the other or the other’s representatives in any way.

14.9.    Waiver. No delay on the part of either Party hereto in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right. No waiver of this Agreement or any provision hereof shall be enforceable against any Party hereto unless in writing, signed by the Party against whom such waiver is claimed, and shall be limited solely to the one event.

14.10.    Interpretation. This Agreement has been prepared jointly and no rule of strict construction shall be applied against either Party. In this Agreement, the singular shall include the plural and vice versa and the word “including” shall be deemed to be followed by the phrase “without limitation.” The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

14.11.    Counterparts. This Agreement may be executed in counterparts, each of which together shall constitute one and the same Agreement. For purposes of executing this agreement, a facsimile or pdf copy of this Agreement, including the signature pages, will be deemed an original.

* * * * *

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IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representative.

Elpiscience Biopharmaceuticals, Inc.		Inhibrx, Inc.

By:	/s/ Darren Ji	By:	/s/ Mark Lappe
Name:	Darren Ji	Name:	Mark Lappe
Title:	CEO	Title:	CEO
Date:	4/30/18	Date:	4/30/18

License Agreement	Signature Page

Appendix A

License Agreement	Appendix A

Appendix B

License Agreement	Appendix B